FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Summary – Year ended March 31, 2016

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 10, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Supplement for Financial Summary – Year ended March 31, 2016

The following supplement for financial summary reports certain supplemental financial information of Nomura for the fiscal year ended March 31, 2016.

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Operating Results

For the fiscal year ended March 31, 2016, Nomura reported net revenue of 1, 395.7 billion yen, a decrease of 13.0% from the prior fiscal year, and income before income taxes of 165.2 billion yen, a decrease of 52.4% from the prior fiscal year. Net income attributable to NHI shareholders was 131.6 billion yen, a decrease of 41.5% from the prior fiscal year. Basic-Net income attributable to NHI shareholders per share was 36.53 yen and Diluted-Net income attributable to NHI shareholders per share was 35.52 yen. Return on shareholders’ equity1 was 4.9%.

Expenses

Non-interest expenses for the fiscal year ended March 31, 2016 decreased by 2.1% from the prior fiscal year to 1,230.5 billion yen.

Financial Position

As of March 31, 2016, Nomura’s common equity Tier 1 capital ratio2 was 15.4%, Tier 1 capital ratio2 was 16.1% and consolidated capital adequacy ratio2 was 18.1%. Nomura had total assets of 41,090.2 billion yen, a decrease of 693.1 billion yen compared to March 31, 2015, mainly due to the decrease in Securities borrowed. Total liabilities as of March 31, 2016 were 38,347.2 billion yen, a decrease of 691.1 billion yen compared to March 31, 2015, mainly due to the decrease in Trading liabilities. Total equity as of March 31, 2016 was 2,743.0 billion yen, a decrease of 1.9 billion yen compared to March 31, 2015. Leverage ratio as of March 31, 2016 was 15.2 and net leverage ratio3 was 9.6.

[1]	Return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on 20-F for the fiscal year ended March 31, 2016.

NHI has been assigned as a saishu shitei oyagaisha (a “Final Designated Parent Company”) which must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) since April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratios in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

[3]	Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

As of March 31, 2016, total NHI shareholder’s equity was 2,700.2 billion yen, which represented a decrease of 7.5 billion yen compared to March 31, 2015.

Level 3 assets (net)4 were approximately 0.4 trillion yen as of March 31, 2016.

Cash Dividends

	For the year ended March 31
	2015	2016
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	6.00	10.00
At December 31	—	—
At March 31	13.00	3.00
For the year	19.00	13.00

Share Buyback Program

NHI’s Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 18, 2016, to July 22, 2016, and have an upper limit of 35 million shares of NHI’s common stock, or 0.9 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 20 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

Nomura plans to acquire treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2016, NHI had 3,822,562,601 outstanding shares including 214,170,602 shares as treasury stock.

Value at Risk

Value at risk5 as of March 31, 2016 was 3.5 billion yen, which represents a 23.5% decrease compared to March 31, 2015.

Number of Employees

As of March 31, 2016, Nomura had 28,865 employees globally (Japan: 16,083, Europe: 3,424, Americas: 2,503, Asia-Pacific (including the Powai office in India): 6,855).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level. The time horizon for Nomura’s outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Business Segment Information

i.	Retail

Net revenue for the fiscal year ended March 31, 2016 was 435.6 billion yen, a decrease of 8.6% from the prior fiscal year, primarily due to decreasing commissions from distribution of investment trusts. Non-interest expenses decreased by 2.1% to 308.0 billion yen. As a result, income before income taxes decreased by 21.1% to 127.6 billion yen.

Retail client assets as of March 31, 2016 were 100.6 trillion yen, comprised of 60.2 trillion yen in equities, 5.6 trillion yen in foreign currency bonds, 11.7 trillion yen in domestic bonds including CBs and warrants, 8.6 trillion yen in stock investment trusts, 7.3 trillion yen in bond investment trusts, 1.4 trillion yen in overseas mutual funds, and 5.8 trillion yen in other6.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	476.5	435.6	(8.6)
Non-interest expenses	314.7	308.0	(2.1)

Income (loss) before income taxes	161.8	127.6	(21.1)

ii.	Asset Management

Net revenue increased by 3.3% from the prior fiscal year to 95.4 billion yen. Non-interest expenses decreased by 2.5% to 58.7 billion yen. As a result, income before income taxes increased by 14.2% to 36.7 billion yen. Assets under management were 40.1 trillion yen as of March 31, 2016, an increase of 0.8 trillion yen from March 31, 2015.

In addition, Nomura’s7 share of the public investment trust market in Japan as of March 31, 2016 was 24.8%8. Also as of March 31, 2016, Nomura’s7 share in Japan of public stock investment trusts was 21%8, while Nomura’s7 share of public bond investment trusts was 46%8.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	92.4	95.4	3.3
Non-interest expenses	60.3	58.7	(2.5)

Income (loss) before income taxes	32.1	36.7	14.2

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd. only.
[8]	Source: The Investment Trusts Association, Japan.

iii.	Wholesale

Net revenue decreased by 8.8% from the prior fiscal year to 720.3 billion yen (275.2 billion yen from Fixed Income, 325.1 billion yen from Equities, and 120.0 billion yen from Investment Banking). Non-interest expenses decreased by 0.4% to 704.9 billion yen. As a result, income before income taxes was 15.4 billion yen, a decrease of 81.3% from the prior fiscal year.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	789.9	720.3	(8.8)
Non-interest expenses	707.7	704.9	(0.4)

Income (loss) before income taxes	82.2	15.4	(81.3)

iv.	Other Operating Results

Net revenue was 165.1 billion yen. Income before income taxes was 6.1 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue	220.8	165.1	(25.2)
Non-interest expenses	174.8	158.9	(9.1)

Income (loss) before income taxes	46.0	6.1	(86.6)

Business Segment Information

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net revenue

Business segment information:
Retail	476,505	435,634	(8.6)
Asset Management	92,354	95,409	3.3
Wholesale	789,867	720,277	(8.8)

Subtotal	1,358,726	1,251,320	(7.9)
Other	220,765	165,052	(25.2)

Net revenue	1,579,491	1,416,372	(10.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	24,685	(20,691)	—

Net revenue	1,604,176	1,395,681	(13.0)

Non-interest expenses

Business segment information:
Retail	314,675	308,003	(2.1)
Asset Management	60,256	58,743	(2.5)
Wholesale	707,671	704,872	(0.4)

Subtotal	1,082,602	1,071,618	(1.0)
Other	174,815	158,905	(9.1)

Non-interest expenses	1,257,417	1,230,523	(2.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,257,417	1,230,523	(2.1)

Income (loss) before income taxes

Business segment information:
Retail	161,830	127,631	(21.1)
Asset Management	32,098	36,666	14.2
Wholesale	82,196	15,405	(81.3)

Subtotal	276,124	179,702	(34.9)
Other *	45,950	6,147	(86.6)

Income (loss) before income taxes	322,074	185,849	(42.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	24,685	(20,691)	—

Income (loss) before income taxes	346,759	165,158	(52.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2015 (A)	March 31, 2016 (B)
Net gain (loss) related to economic hedging transactions	15,120	6,370	(57.9)
Realized gain (loss) on investments in equity securities held for operating purposes	4,725	187	(96.0)
Equity in earnings of affiliates	42,235	32,727	(22.5)
Corporate items	(20,119)	(52,314)	—
Other	3,989	19,177	380.7

Total	45,950	6,147	(86.6)

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the year ended March 31, 2016, in accordance with U.S. GAAP.

Millions of yen
For the year ended March 31, 2016
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥131,241
Add: Fixed charges	327,415
Distributed income of equity investees	11,031

Earnings as defined	¥469,687

Fixed charges	¥327,415
Ratio of earnings to fixed charges[9]	1.4

[9]	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS10

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of March 31, 2016. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2016.

Millions of yen
As of March 31, 2016
Short-term borrowings	¥662,902
Long-term borrowings	8,129,559
NHI shareholders’ equity:
Common stock
Authorized – 6,000,000,000 shares as of March 31, 2016
Issued – 3,822,562,601 shares as of March 31, 2016
Outstanding – 3,608,391,999 shares as of March 31, 2016	594,493
Additional paid-in capital	692,706
Retained earnings	1,516,577
Accumulated other comprehensive income (loss)	44,980

Total NHI shareholders’ equity before treasury stock	2,848,756

Common stock held in treasury, at cost – 214,170,602 shares as of March 31, 2016	(148,517)

Total NHI shareholders’ equity	2,700,239
Noncontrolling interests	42,776

Total equity	2,743,015

Total capitalization and indebtedness	¥11,535,476

[10]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥8,422 million as of March 31, 2016.

Disclaimers

•	This document is produced by Nomura. Copyright 2016 Nomura Holdings, Inc. All rights reserved.

•	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•	The audit process of the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Summary. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016.